Exhbit 99.6

Policies and Procedures Code of Conduct Last Updated: October 21, 2009

Definitions
Term	Definition
Manager	As referenced in this policy, a manager is the person to whom an employee directly reports.

Overview

At Corus, we are committed to fair dealing, honesty and integrity in all aspects of our business conduct.  We take this responsibility to our employees, shareholders and other stakeholders very seriously.  The Code of Conduct is vital to implement these responsibilities in the workplace and in dealings with the public and our stakeholders.  It also aims to demonstrate to our stakeholders and the public the Company’s commitment to conduct itself ethically.

Policy
The Code of Business Conduct applies to all employees and members for the Board of Directors of Corus Entertainment Inc. and our subsidiary companies (referred to collectively in this Code as “Corus” or the “Company”).  For purposes of rules promulgated under section 406 of the Sarbanes Oxley Act of 2002, portions of this code shall comprise the Company’s “code of ethics” for senior executives and financial officers.
Each employee and director of Corus is expected to read and comply with the entire Code.  Failure to abide by this Code will lead to disciplinary measures appropriate to the violation, up to and including dismissal.

All new employees must sign the Code of Conduct within their first two weeks of employment with Corus.  ALL employees must review and re-sign the policy every year.

The complete Code of Conduct can be found on Corus Central and on our Orientation Website.

Practices and Procedures

New employees are made aware of the Code of Conduct in two places:
•	It is included in their offer letter package for their signature
•	They are expected to review and answer questions about the Code as part of the Corus on-line orientation program

Employees will be notified when the time comes for an additional electronic review and signing of the code.

Any questions about the Code of Conduct should be directed to Human Resources.

Employees should contact Human Resources or their direct Manager immediately if they are aware of conduct inconsistent with the Code.  Managers should contact Human Resources if applicable.

The Code of Conduct

To Whom Does the Code Apply?

The Code of Business Conduct (the “Code”) applies to all employees and members of the Board of Directors of Corus Entertainment Inc. or our subsidiary companies (referred to collectively in this Code as “Corus” or the “Company”).  For purposes of rules promulgated under section 406 of the Sarbanes Oxley Act of 2002, portions of this code shall comprise the Company’s “code of ethics” for senior executives and financial officers.

Each employee and member of the board of Corus is expected to read and comply with the entire Code of Business Conduct.  If you have any questions concerning the Code, please contact the Vice-President of Corporate and Regulatory Affairs, General Counsel or the Vice-President of Human Resources.  Failure to abide by this Code will lead to disciplinary measures appropriate to the violation, up to and including dismissal.

Why do we have a Code of Business Conduct?

At Corus, we are committed to fair dealing, honesty and integrity in all aspects of our business conduct.  We take this responsibility to our employees, shareholders and other stakeholders very seriously.  The Code is vital to implement these responsibilities in the workplace and in dealings with the public and our stakeholders.  It also aims to demonstrate to our stakeholders and the public the Company’s commitment to conduct itself ethically.

Code of Business Conduct

Compliance with Legal and Ethical Standards

Corus employees and directors will act ethically with high standards of integrity and abide by the principles of lawful conduct in all their business dealings.  No one in the Company is permitted to commit or condone any illegal or unethical act, or to instruct other employees to do so.  Any doubt as to the legality of any course of action should be discussed with your immediate supervisor or Corus’ General Counsel as necessary.

Our Responsibility to Fellow Employees

Employees must be treated with dignity, respect and fairness at all times.  Corus is committed to high standards of ethics in all relations with and among its employees.

Corus is committed to fairness in the workplace and recognizes that a diverse workforce allows us to serve our stakeholders most effectively.  Unlawful discrimination, harassment or violence in the workplace will not be tolerated.

Specifically, Corus will not tolerate discrimination or harassment prohibited by applicable legislation including sex, sexual orientation, race, ancestry, nationality, place of origin, colour, ethnic origin, citizenship, creed, religious beliefs, age, record of offences (pardoned criminal conviction), marital status, family status, same-sex partnership status and physical or mental disability.

In addition to all forms of harassment prohibited by legislation, Corus will not tolerate any form of personal harassment (such as threatening behaviour, bullying, taunting or ostracizing co-workers etc.) which may occur as a result of an employee’s position in the Company or because of an association with a group outside the Company, or perhaps because someone simply dislikes the individual.  Personal harassment may also arise out of someone abusing their position of authority or power.

Corus is committed to keeping its workplaces free from hazards. We are all responsible to follow government approved health and safety guidelines for maintaining a safe workplace and to immediately report any accident, injury, unsafe practice and condition to your immediate supervisor.

Employment Practices

The Company is committed to ensuring that equal opportunity exists for all employees in all aspects of employment.  Merit will be the principle on which all employment and promotion opportunities will be based.

Job Performance and General Conduct

Employees will carry out their job responsibilities to the best of their ability.  This includes among other things: accepting supervisory direction, promotion, teamwork and maintaining the required quality and quantity of work.

Employees will conduct themselves in a professional manner when dealing with staff members, customers and the public at large.

Attendance

The company is committed to promoting and maintaining high standards of attendance and employees are expected to be at work on time each scheduled day.  When illness or emergencies necessitate absence or lateness, employees are expected to notify their supervisor in advance of their regular hours of work.

Drugs and Alcohol

The use, possession, distribution, offering or sale of illicit drugs, illicit paraphernalia or non-prescribed drugs for which a prescription is legally required, while on Company business or on company premises (including Company vehicles) is forbidden.

The use, distribution, offering or sale of alcoholic beverages on the Company’s premises (including Company vehicles) is prohibited.  Senior management approval is required if alcoholic beverages are to be served at a Company-sponsored function.

Intellectual Property Assignment

Employees of Corus agree to keep confidential and not to disclose to others, confidential information including any inventions, drawings, algorithms, computer codes in both source code and object code, customer information, customer lists, data of Corus and trade secrets related to the business of Corus or a related entity (“Inventions”).

All such Inventions so produced by employees shall be owned by Corus and employees waive their rights in any copyright to such work and warrant that such work is original and shall not contain any virus or other harmful code.

Employees agree to sign all documents to enable Corus to secure patent, trademark, copyright, industrial design or other intellectual property rights in the Inventions and to transfer legal title therein.

Appropriation of Company Assets

Employees and directors have a responsibility to protect the Corus assets entrusted to them from loss, damage, misuse or theft.  Corus assets such as funds, products, electronic devices and services, including, but not limited to, computers, computer-related equipment, products and services, may only be used for Company business purposes and other purposes approved by management.  The Company’s name, property (including intellectual) and goodwill must not be used for personal advantage.

Proper Maintenance of Records

Corus requires honest and accurate recording and reporting of information in order to make informed and responsible business decisions.  Corus’ books and records should accurately reflect all business transactions.  Undisclosed or unrecorded revenues, expenses, assets or liabilities are prohibited.

For example, if you are responsible for accounting or record-keeping, you must be diligent in enforcing proper accounting and Company established practices.  You may not alter, conceal or falsify any document or record.  Each Corus business unit will adopt an approved record retention policy consistent with Corus’ documented business policies and applicable legal and regulatory requirements.

Information Disclosure

Employees are required to protect Corus’ confidential and proprietary information from unauthorized disclosure and use.  This applies to information about customers and fellow employees as well as confidential and proprietary information about the Company’s own affairs.  Proprietary information includes any information that is not generally known to the public and is helpful to Corus, or would be helpful to competitors.  Employees may not use confidential information or trade secrets gained by virtue of their employment with Corus for personal gain or for any purpose other than specific job related duties.

Employees will safeguard all proprietary information by marking it accordingly, keeping it secure, and limiting access to those who have a need to know such information in order to do their jobs.

When an employee leaves Corus for any reason, confidential and proprietary information remains with and is the exclusive property of the Company and is not to be used nor disclosed in any way by the departing employee following the termination of his or her employment with the Company.

Insider Trading

Unauthorized disclosure of internal information relating to Corus Entertainment could cause competitive harm to Corus and in some cases could result in liability under insider trading legislation for both Corus and the person disclosing the information.  It is the duty of all persons to whom this statement applies to maintain the confidentiality of information belonging to or relating to Corus Entertainment. Employees should not disclose internal information about Corus to others outside of the company without express authorization or as required by law.

Only specifically designated representatives of Corus Entertainment may make communications on behalf of Corus with the media, securities analysts and other investors. If you receive any inquiry relating to Corus Entertainment from the media, a securities analyst or an investor, unless you have been expressly authorized to make such communication, you are required to refer the inquiry to the Chief Financial Officer.

The Securities Act (Ontario) provides that it is an offence for directors, employees and stock option plan participants of Corus Entertainment or anyone who has received a “tip” from such persons to purchase or sell securities of Corus Entertainment with the knowledge of a “material fact” or “material change” with respect to Corus Entertainment that has not been made public by Corus Entertainment.

The terms “material fact” and “material change” refer to a fact or change relating to Corus Entertainment that significantly affects or would reasonably be expected to have a significant effect on the market price of Corus Entertainment’s shares.

You should assume that information is material if an investor might consider the information to be important in deciding whether to buy, sell or hold shares of Corus Entertainment. Examples of matters which may be material are:
•	earnings forecasts
•	possible acquisitions or joint ventures
•	signing or loss of a significant contract
•	major litigation developments
•	significant financing developments
•	major personnel changes
•	important sales developments

A “material fact” or a “material change” is often difficult to determine. When in doubt, please discuss the matter with the Chief Financial Officer prior to trading.

Corus Entertainment’s share trading rule is to wait one full business day after a “material fact” or “material change” announcement (press release) has been made by Corus Entertainment, to allow the details of an announcement to become generally disclosed to the public.  Accordingly, if you are aware of any material information relating to Corus Entertainment which has not been made available to the public, you must not trade in Corus Entertainment’s shares (either buy or sell) or disclose such information to another person who is likely to trade in Corus Entertainment’s shares until the material information is publicly announced and one business day has passed.  Thus, one may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information.

Financial information is particularly sensitive to insider trading rules.  Therefore, Corus has special rules in place with respect to trading of securities prior to public release of financial information.

Any director, employee or stock option plan participant of Corus Entertainment who becomes aware of the details of any quarterly or annual financial reports of Corus Entertainment, prior to their release to the public, shall not trade in shares of Corus Entertainment during the time periods set forth below:

(a)
For quarterly financial reports - on or after the fifteenth (15th) day after the quarter end, until one (1) business day after the financial results of that quarter are released to the press or released generally to shareholders, whichever is earlier; or

(b)
For annual financial reports - on or after the fifteenth (15th) day, until one (1) business day after the financial results of that year are released to the press or released generally to shareholders, whichever is earlier.

Conflicts of Interest

All business decisions and actions must be based on the best interest of Corus, and must not be motivated by personal considerations or relationships.  There is an infinite list of potential conflicts that could arise over the course of employment.  The general rule is that employees and directors must avoid any activity that compromises, or could reasonably be seen to compromise, their judgment, causes them to show undue favouritism to any party or causes them to receive a benefit of some kind.  When in doubt it is best to disclose a potential conflict of interest.  General guidelines for a better understanding of the most common examples of situations that may cause a conflict of interest are listed below.

Outside Business Activities

Corus employees are encouraged to participate in outside voluntary or community activities.  Employees other than senior officers, are not prohibited from accepting part-time employment outside of Corus.  However, neither the activity nor the part-time position must interfere with the employee’s responsibilities to Corus or the employee’s commitment, attention or business judgment required in performing those responsibilities.

Gifts or Favours

Accepting gifts or favours, other than of nominal value ($500 or less), from customers or suppliers or prospective customers or suppliers, is a conflict of interest.  Additionally, frequent gifts from one source of any value should not be accepted.  Employees may not engage in conduct that could be interpreted as directly or indirectly seeking, receiving or providing a bribe or kickback.

A conflict of interest may also arise in the giving of gifts or favours.  Corus gifts must be legal and reasonable.  Corus will not provide any gift if it is prohibited by law or by the policy of the recipient’s organization.

Investments

Corus employees may not allow their personal investments to influence, or appear to influence, their independent judgment on behalf of Corus.

Specifically, without limiting the generality for the foregoing, an employee must disclose the following investments to senior management:
•	an employee owns a business in whole or part that is entering into a business transaction with Corus; or
•
an employee purchases, sells or holds interests in supplier companies and their subsidiaries or direct affiliates where the Company’s relations with such suppliers could be considered to have a material impact; or

•	an employee has a financial interest in, or is performing services for, a competitor.

Contra Agreements for Personal Use

Corus employees may not enter into contra agreements that result in a personal benefit.  Any legitimate contra agreement is subject to approval as outlined in the Contra Policy available on the Corus intranet site.

Business Communications

The Company’s electronic devices and services, including, but not limited to, computers, computer-related equipment, products or services are the Company’s property and should be used primarily for business purposes.  Incidental appropriate personal use is permitted provided it does not interfere with the normal course of business.

The Company’s electronic devices, specifically computers, should not be used to download any third party or employee confidential information for any purposes other than business related purposes.  Computers should not be used to download any offensive or pornographic materials from the Internet.  All downloadable material should be for business purposes and should comply with the Company’s harassment policy, which is available on the Corus Entertainment intranet site.  Corus computers should also not be used to download copyrighted material from the Internet including music and software.

The Company owns all information contained on the Company’s computer networks.  Therefore any information an employee or director transmits on these services should not be considered private and confidential.

Behaviour on Social Networking Websites, Blogs and Chat Rooms

It is acceptable to express personal views, to participate in chat rooms and on social networking sites, and to maintain a blog (“Online Activity”), provided that any and all Online Activity conforms with the following:

1.	It is clear that views expressed in any and all Online Activity are those of the employee only, and not those of Corus;

2.
The Online Activity does not include any confidential, non-public, proprietary or personal information, trade secrets or other information about the Company, its business, employees, customers, suppliers, partners, affiliates or competitors, including but not limited to comments about its services products operational performance, financial results or stock performance;

3.
The Online Activity does not involve the disparaging of Corus or any of its employees, or otherwise negatively impacts the reputation of the Company, its services, its products, customers, suppliers, partners, affiliates, competitors or any of its employees, officers or directors;

4.	The Online Activity does not contain any of Corus’ copyrighted material or any of its trade-marks or logos; and

5.	The employee engaging in the Online Activity does not in any way identify him or herself with Corus, through the use of visible monikers.

Corus has the right to discipline an employee if, while employed at Corus, the employee engages in conduct, which in the opinion of Corus, would be sufficient or likely to bring Corus or its employees into disrepute.  For example, posting disparaging remarks about Corus on websites, blogs and/or chatrooms; identifying oneself as a Corus employee while appearing on a distasteful website, as determined by Corus in its sole discretion, etc.

Our Responsibilities to the Community and the Environment

Corus is committed to supporting various local programs and initiatives and fostering growth within the Canadian broadcasting and entertainment fields through strategic partnerships and innovative business ventures.

The Company is committed to the conservation of resources in our business operations.  All employees should use their reasonable efforts to make efficient use of all resources and to reduce, re-use and recycle supplies and materials wherever and whenever possible.

The health and well-being of all employees is a responsibility of everyone who works at Corus.  Any circumstance relating to Corus’ operations or activities which poses a real or potential health or safety risk must be reported promptly to your supervisor or to the Vice-President of Human Resources.

Communicating with External Resources

Corus aims to achieve complete, accurate, fair, understandable and timely communications with all of its stakeholders and the public, including filings with securities and regulatory authorities.  In order to protect yourself and the Company, requests for information should be handled in the following manner:
•	financial information requests - directed to the Chief Financial Officer
•	media requests - directed to the Vice-President, Communications
•	requests from government agencies and regulators - directed to the Vice-President of Corporate and Regulatory Affairs, General Counsel
•	employee information or human resources requests - directed to the Vice-President of Human Resources

The legal department should be consulted before handling any non-routine requests for information.  All information provided must be truthful and accurate.

Corus and its employees are committed to honest and ethical communications and dealings with officials at all levels of government.

Our Responsibility with Respect to Privacy

Corus is committed to controlling the collection, use and disclosure of personal information.

As a member of the Canadian Association of Broadcasters (CAB) and in accordance with the standards set out in the Personal Information Protection and Electronic Documents Act (Canada) (the “Privacy Act”), Corus developed a Privacy Policy outlining our commitment to maintaining the accuracy, confidentiality, security and privacy of third parties and employee personal information.

Reporting Concerns

Taking action to prevent problems is part of the Corus culture.  If you become aware of an existing or possible violation of the Code, you should promptly notify the appropriate person.

Your concerns can be expressed on a confidential or anonymous basis to either the Vice-President & General Counsel; the Vice-President of Human Resources or on matters relating to accounting or auditing related issues to the Chairperson of the Audit Committee.

The concern should be submitted in a sealed envelope addressed to the appropriate individual.  The envelope should be marked “Confidential Internal Corus Concern”.

Retaliation against any employee who honestly reports a concern to Corus about existing or possible violation of the Code will not be tolerated.  It is unacceptable to file a report knowing it is false.

A copy of this policy can be obtained through the Vice-President of Corporate and Regulatory Affairs, General Counsel or the Vice-President of Human Resources or by visiting our website at www.corusentertainment.com.

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